Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Brazil Potash Corp. (the “Company” or “Brazil Potash”) should be read in conjunction with our condensed interim consolidated financial statements and the related notes as of and for the three and six months ended June 30, 2026 and 2025, and our audited consolidated financial statements and related notes as at and for the year ended December 31, 2025 (collectively, with this MD&A, the “Interim Report”). Our condensed interim consolidated financial statements are prepared in accordance with IFRS® Accounting Standards (which we refer to as “IFRS”) as issued by the International Accounting Standards Board. Our condensed interim consolidated financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS. This discussion contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the United States Securities and Exchange Commission (“SEC”) on March 23, 2026, as amended by that certain Amendment No. 1 to Form 20-F filed with the SEC on April 7, 2026 (our “2025 Annual Report”). See also “Cautionary Note Regarding Forward-Looking Statements” below.

Our condensed interim consolidated financial statements comprise our financial statements and our wholly-owned subsidiary in Brazil, Potássio do Brasil Ltda. Potássio do Brasil Ltda. has been fully consolidated from the date of its formation, being the date on which we obtained control, and will continue to be consolidated until the date that such control ceases. All intra-company balances, income and expenses, and unrealized gains and losses resulting from intra-company transactions are eliminated in full upon consolidation.

This MD&A reports our activities through August 13, 2026, unless otherwise indicated.

Overview

We are a mineral exploration and development company, and our primary mining project is located in the Amazon potash basin near the city of Autazes in the state of Amazonas, Brazil (the “Autazes Project”). Our technical operations are based in Autazes, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our registered corporate office is located at 198 Davenport Road, Toronto, Ontario, Canada. We were incorporated pursuant to the provisions of the Ontario Business Corporation Act (“OBCA”) on October 10, 2006. We have one wholly-owned subsidiary, Potássio do Brasil Ltda., a company organized under the laws of Brazil. We are an exploration and development company and have not yet commenced any mining operations. Our plan of operations for the next few years includes, subject to securing sufficient funds, commencing primary construction of the infrastructure of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from the underground mine of the Autazes Project and selling and distributing the processed potash in Brazil. We hold all of the mineral rights for the Autazes Project through our wholly-owned local subsidiary in Brazil, Potássio do Brasil Ltda., and such mineral rights are registered with the Brazilian National Mining Agency. We currently have rights of access to a significant amount of the land planned for the Autazes Project, including all of the land on which our proposed mine shafts, processing plant and port will be constructed. We will only be able to start mining activities after obtaining the Mining Concession, which has not yet been granted. For additional information, see “Item 4.B. Business Overview—Regulatory Overview—Brazilian Mining Regulations” and “Item 4.D. Property, Plant and Equipment—Description of the Autazes Project and the Autazes Property” in our 2025 Annual Report.

The Autazes Project is located within the Amazon potash basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, in the municipality of Autazes. Autazes is located in the eastern part of the Amazonas State, Brazil. The Autazes Project is comprised of mineral claims with a cumulative area of approximately 680 square miles in the Amazon potash basin. The mineralization composition of the Amazon Basin is described as sylvinite with layers of halite, anhydrite and others (e.g., kieserite, polyhalite, and others). The Autazes Property contains a sylvinite deposit that is subdivided into three mineralized zones. The top of the sylvinite deposit, being the potash-bearing horizon, was determined to be at a depth between approximately 0.4 – 0.5 miles. The total thickness of the potash-bearing horizon in the explored area of the Autazes Property is between 2.3 – 13.1 feet.

Our primary goal is to win a significant share of the Brazilian potash market and be the sustainable potash supplier-of-choice for Brazilian farmers. We intend to be a significant domestic source of potash fertilizer in Brazil in order to alleviate Brazil’s dependence on imported potash and farmer supply-chain risk, while supporting economic prosperity and agricultural sustainability in Brazil and food security globally. We plan to accomplish this goal by pursuing the following strategies:

•
focus solely on providing our potash produced from the Autazes Project to Brazilian farmers;
•
establish and maintain a position as the lowest-cost provider of potash in Brazil;
•
establish strategic partnerships within the potash industry;
•
nurture opportunity for sustainability leadership and innovation; and
•
expand our potash production capabilities and growth opportunities.

To date, we have spent approximately $295.7 million in connection with the development and advancement of the Autazes Project, including to fund our exploration and development expenses, and begin construction of the Autazes Project.

Key Factors Impacting our Operating Results When our Mining Operations Commence

Price of Potash

Once we commence our mining operations, our financial performance will be significantly affected by the market price of potash. Potash prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others, and, to a lesser degree, inventory carrying costs and currency exchange rates.

The market price for potash in Brazil is typically quoted as the daily Cost and Freight (CFR) price for granular potash delivered to Brazil, which is established by sales transactions between buyers and sellers. For further information on the drivers and trends affecting the market price of potash, see “Item 4.B. Business Overview—Our Industry and Market Opportunity” in our 2025 Annual Report.

Production Volume, Ore Grade and Mineral Reserves

Our production volume, the ore grade of the potash from the Autazes Project mine, and our Mineral Reserves will affect our business performance. In compliance with SEC Regulation S-K (Subpart 1300) guidelines. The Autazes Project has Measured Mineral Resources (excluding Mineral Reserves) of approximately 18 million tons at an average grade of 22.5% MOP, Indicated Mineral Resources (excluding Mineral Reserves) of approximately 48 million tons at an average grade of 25.9% MOP, and Inferred Mineral Resources (excluding Mineral Reserves) of approximately 107 million tons at an average grade of 30.3% MOP. Total Proven Economically Recoverable Reserves are approximately 69 million tons at an average grade of 28.9% MOP. Probable Economically Recoverable Reserves are approximately 122 million tons at an average grade of 27.5% MOP. The estimated life of the mine on the Autazes Property is 23 years, which estimate is based on the portion of the ore body that is currently being permitted for future construction and mining. For more details, see “Item 4.D. Property, Plant and Equipment—Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates” in our 2025 Annual Report.

Commercial Terms

We intend to sell our mined and processed potash mostly through take or pay offtake contracts with terms between five and ten years, and with only a small portion being sold on the spot market. The agreements with our customers are expected to include customary commercial terms, such as cost, insurance and freight, free on board, free carrier, and cost and freight.

Sales prices for our potash will be based on the daily spot CFR price for granular potash delivered to Brazil on barge loading for customer delivery, adjusted for the net freight differential of our anticipated lower domestic inland Brazil transportation cost as compared to importers of potash, less a slight discount. We intend to sell all of our potash to end users in Brazil.

Operating Costs and Expenses

Our ability to manage our operating costs and expenses will be a significant driver of our business performance. We intend to focus on ensuring stable, high levels of potash production to keep unit costs down while controlling and limiting our costs and expenses so that we can have more flexibility to overcome less favorable pricing conditions if and when they arise. However, we may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in pricing. For example, lower utilization of production capacity during periods of weak potash prices may expose us to higher unit production costs since a significant portion of our cost structure will be fixed in the short-term due to the high capital nature of mining operations. In addition, efforts to reduce costs during periods of weak prices could be limited by labor regulations or previous labor or governmental agreements. See “Cautionary Note Regarding Forward-Looking Statements.”

Energy Costs

Our total energy costs are expected to be mainly composed of long-term electricity supply contracts with fixed transmission fees and variable energy consumption fees. We expect that the electricity for our mining operations will be provided by a planned 500 kV power transmission line that will be connected to Brazil’s national power grid near the Amazon city of Manaus. We expect to commence construction of the power transmission line after we obtain the applicable construction permit.

Effects of Exchange Rate Fluctuations

Prices for our products will be denominated in U.S. dollars. A significant portion of our production costs, however, will be denominated in Brazilian real, so there will be a mismatch of currencies between our revenue and costs. As a result, our results of operations and financial condition are, and, after our mining operations begin, will be, affected by changes in exchange rates between the Brazilian real and the U.S. dollar. As of June 30, 2026, the exchange rate was R$5.18 per US$1.00.

Environmental Expenses

The Autazes Project mine will operate under licenses issued by Brazilian governmental authorities that control, among other things, air emissions and water discharges, and the mine will be subject to stringent laws and regulations relating to waste materials and various other environmental matters. Additionally, the Autazes Property will need to be rehabilitated when we ultimately finish and cease our mining operations there.

We intend to make investments to enhance our ability to comply with all applicable environmental standards and to reduce our environmental impact in the areas in which we operate. We intend to have environmental improvement initiatives relating to reducing emissions and waste and improving the efficiency of use of natural resources and energy. Where appropriate, we will establish environmental provisions for restoration or remediation of contamination and disturbance on the Autazes Property. See “Cautionary Note Regarding Forward-Looking Statements.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Interim Report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target”, “goal” or other words that convey the uncertainty of future events outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements in this Interim Report include, but are not limited to, statements with respect to:

• our ability to commence mining operations and achieve profitability in the future;

• our ability to continue as a going concern;

• our ability to obtain the necessary permits and licenses for the Autazes Project, and the timing and possible outcome of pending regulatory and permitting matters;

• proposed timelines and expenditures for exploration work, land purchases, engineering and feasibility studies, completion of engineering design work, commencement on the Autazes Project, obtaining debt financing, as well as general and administrative expenses;

• our ability to manage our development, growth and operating expenses;

• the cost, timing, and results of our future development, construction, mining and production activities at the Autazes Project;

• maintaining rights of access to, including successfully acquiring, leasing, purchasing and/or obtaining rights to occupy, the land for the development and operation of the Autazes Project;

• our capital requirements and need for additional financing, and our ability to raise additional capital;

• the estimated results of planned development, mining and production activities;

• the estimated results of our greenhouse gas emissions analysis;

• the supply and demand of potash;

• general economic and financial conditions;

•governmental regulation of mining operations and related matters;

• our prospects, strategies, and business objectives and milestones; and

• industry trends.

We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in our 2025 Annual Report under the headings “Item 3.D. Risk Factors” and “Item 4.B. Business Overview”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this Interim Report.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this Interim Report. The forward-looking statements contained in this Interim Report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this Interim Report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this Interim Report speaks only as of the date of this Interim Report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this Interim Report, whether as a result of new information, future events or otherwise, after the date of this Interim Report.

OPERATING RESULTS

Results of Pre-Operation Development Activities

The following table sets forth the results of our pre-operation development activities for the periods indicated:

	Three months ended June 30, 2026	Three months ended June 30, 2025
Expenses
Communications and promotions	$499,602	$494,417
Consulting and management fees	1,441,898	1,456,936
Foreign exchange (gain)	216	(30,738)
General office expenses	342,030	353,912
Professional fees	166,926	465,706
Share-based compensation	785,833	11,631,832
Travel expenses	117,871	167,644
Operating Loss	3,354,376	14,539,709
Change in fair value of warrant liability	(10,671,800)	(10,900)
Finance costs	—	375,000
Finance income	(347,196)	(124,544)
Gain on sale of fixed assets	—	(6,078)
(Income) loss for the period before income taxes	(7,664,620)	14,773,187
Deferred income tax provision	60,406	59,741
(Income) loss for the period after income taxes	$(7,604,214)	$14,832,928
Other comprehensive loss (income):
Items that subsequently may be reclassified into net income:
Foreign currency translation	(591,231)	(3,505,268)
Total comprehensive (income) loss for the period	$(8,195,445)	$11,327,660

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Revenues

We did not generate any revenues for the three months ended June 30, 2026 and 2025, as we are an exploration and development company and have not yet commenced any mining operations and/or potash production.

Operating Loss

Our operating loss decreased to approximately $3.4 million for the three months ended June 30, 2026, as compared to approximately $14.5 million for the three months ended June 30, 2025, primarily due to a decrease in share-based compensation and a decrease in professional fees. Higher share based compensation costs during the three month period in the prior year were mainly the result of the amortization of the fair value of 511,000 restricted share units ("RSUs") and 299,000 deferred share units ("DSUs") granted during the six months ended June 30, 2025 and 4,457,500 RSUs granted during the year ended December 31, 2024 over the vesting period. There were no RSUs granted during the three months ended June 30, 2026.

Net Loss

Our net income was approximately $7.6 million for the three months ended June 30, 2026, as compared to a net loss of approximately $14.8 million for the three months ended June 30, 2025, primarily due to a gain on the change in fair value of warrant liabilities, lower share-based compensation costs, and lower professional fees as compared to the same period in 2025.

The following table sets forth the results of our pre-operation development activities for the periods indicated:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Expenses
Communications and promotions	$1,067,768	$2,269,665
Consulting and management fees	2,621,724	2,652,255
Foreign exchange (gain)	(915)	(33,101)
General office expenses	696,774	714,875
Professional fees	323,304	640,491
Share-based compensation	2,449,265	26,614,831
Travel expenses	340,617	342,107
Operating Loss	7,498,537	33,201,123
Change in fair value of warrant liability	1,811,500	(131,300)
Finance costs	375,000	375,000
Finance income	(569,221)	(306,104)
Gain on sale of fixed assets	—	(6,078)
Loss for the period before income taxes	9,115,816	33,132,641
Deferred income tax provision	104,822	101,649
Loss for the period after income taxes	$9,220,638	$33,234,290
Other comprehensive loss (income):
Items that subsequently may be reclassified into net income:
Foreign currency translation	(4,674,523)	(8,122,984)
Total comprehensive loss for the period	$4,546,115	$25,111,306

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Revenues

We did not generate any revenues for the six months ended June 30, 2026 and 2025, as we are an exploration and development company and have not yet commenced any mining operations and/or potash production.

Operating Loss

Our operating loss decreased to approximately $7.5 million for the six months ended June 30, 2026, as compared to approximately $33.2 million for the six months ended June 30, 2025, primarily due to a decrease in share-based compensation, a decrease in communications and promotions, and a decrease in professional fees. Higher share based compensation costs during the six month period in the prior year were mainly the result of the amortization of the fair value of 511,000 RSUs and 299,000 DSUs granted during the six months ended June 30, 2025 and 4,457,500 RSUs granted during the year ended December 31, 2024 over the vesting periods. There were no RSUs granted during the six months ended June 30, 2026.

Net Loss

Our net loss was approximately $9.2 million for the six months ended June 30, 2026, as compared to a net loss of approximately $33.2 million for the six months ended June 30, 2025. The decrease in net loss was primarily due to lower share-based compensation costs and lower professional fees as compared to the same period in 2025.

Liquidity and Capital Resources

To date, we have generated no cash from operations and have negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private and public placements of common shares (“Common Shares”), including to our majority shareholders, and the proceeds from our Regulation A Offering and our IPO.

On May 1, 2025, we entered into a definitive agreement (the “ELOC Purchase Agreement”) establishing an equity line of credit (“ELOC”) with Alumni Capital LP (“Alumni”), an institutional investor. Under the terms of the ELOC Purchase Agreement, we have the right to sell, and Alumni has the obligation to purchase, up to $75 million worth of Common Shares over a 24-month period at prices that are based on the market price at the time of each sale to Alumni, subject to the satisfaction of certain customary conditions. We, at our sole discretion, control the timing and amount of all sales of Common Shares associated with the ELOC, subject to the limitations contained in the ELOC Purchase Agreement. The issuance of the Common Shares to Alumni is being made pursuant to exemptions from the registration requirements of the federal and state securities laws. Pursuant to the ELOC Purchase Agreement, we must register Alumni’s resale of the Common Shares to be purchased. We believe that the ELOC will provide us with a flexible source of funding, enabling judicious planning for the timing and amount of any equity sales, which will be critical as we advance site preparation and construction activities for the fully-permitted Autazes Project. For more information, see the full text of the ELOC Purchase Agreement, a copy of which is furnished as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the SEC on May 6, 2025.

On October 20 and October 27, 2025, the Company closed private placement financings to certain institutional and accredited investors consisting of 9,450,000 Common Units and 4,550,000 Pre-Funded Units. Each Common Unit was comprised of one Common Share of the Company and one common share purchase warrant to purchase one common share (“Common Warrants”). Each Pre-Funded Unit is comprised of one pre-funded warrant to purchase one Common Share (“Pre-Funded Warrants”) and one Common Warrant. Each Common Unit was issued at a purchase price of $2.00, and each Pre-Funded Unit was issued at a purchase price of $1.999. The Pre-Funded Warrants have an exercise price of $0.001 per common share, is immediately exercisable and remain exercisable until exercised in full. The Common Warrants are immediately exercisable at an exercise price of $3.00 per Common Share and expire on October 20, 2030. On the closing of the private placements the Company issued 9,450,000 Common Shares, 14,000,000 Common Warrants and 4,550,000 Pre-Funded Warrants for gross proceeds of $27,997,460. We intend to use the net proceeds from the transaction for working capital and other general corporate purposes. For more information, see the full text of the Form of Securities Purchase Agreement dated October 17, 2025, which is included as Exhibit 4.45 to the Company's 2025 Annual Report.

On April 9, 2026, the Company entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC, as lead sales agent and/or principal, and D.A. Davidson & Co., H.C. Wainwright & Co., LLC, Roth Capital Partners, LLC, and ArcStone Kingswood, a division of Kingswood Capital Partners, LLC, as co-sales agents (jointly and severally, the “Sales Agents”) relating to shares of our common shares, no par value per share (our “common shares”), offered by this prospectus supplement. In accordance with the terms of the Equity Distribution Agreement, we may offer and sell our common shares having an aggregate offering price of up to $125,000,000 from time to time through the Sales Agents, acting as sales agents or principals. Sales of our common shares, if any, under this prospectus supplement and the accompanying prospectus (together, the “Prospectus Supplement”) may be made in sales deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) in accordance with the terms of the Equity Distribution Agreement. Subject to the terms and conditions of the Equity Distribution Agreement, the Sales Agents will use their commercially reasonable efforts, consistent with their normal trading and sales practices, to sell on our behalf all the common shares designated by us. We may instruct the Sales Agents not to sell any common shares if the sales cannot be effected at or above the price designated by us in any such instruction. Under the terms of the Equity Distribution Agreement, we also may sell common shares to the Sales Agents as principal for their own account at a price agreed upon at the time of the sale. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

On May 4, 2026, the Company closed an underwritten public offering (the "Public Offering") consisting of 7,000,000 Common Shares at a price of $2.50 per share and 18,300,000 pre-funded warrants (the "May 2026 Pre-funded Warrants") at a price of $2.499 per pre-funded warrant. Each May 2026 Pre-funded Warrant is exercisable for one Common Share of the Company at an exercise price of $0.001 per Common Share, is immediately exercisable and remain exercisable until exercised in full. The Public Offering included the full exercise by the underwriters of their option to purchase an additional 3,300,000 Common Shares.. Gross proceeds of the Public Offering were $63,231,700. The Company incurred $4,272,721 in commissions and other offering expenses in connection with the Public Offering.

Our future expenditures and capital requirements will depend on numerous factors, including the progress of our development efforts.

Our business does not currently generate any cash. We believe that with the net proceeds from the private placement in October 2025 of approximately $26.5 million, the net proceeds of approximately $59.0 million from the Public Offering, and any common share issuances under our ELOC, we will have sufficient capital to finance our development and operations through 2026. However, if our development and operating costs and expenses are higher than expected, we may need to obtain additional financing prior to the end of 2026. Furthermore, we expect that we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. No assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will commence profitable operations and achieve positive cash flow.

Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. As of June 30, 2026, we had a cash and cash equivalents balance of approximately $75.7 million to settle current liabilities of approximately $1.8 million.

The following table summarizes our cash flow data and cash and cash equivalents for the periods indicated:

	Six months ended June 30,	Six months ended June 30,
	2026	2025
	$	$
Net cash used in operating activities	$(5,115,300)	$(5,693,529)
Net cash from financing activities	$58,867,393	$(25,989)
Net cash used in investing activities	$(5,763,261)	$(4,635,372)
Cash and cash equivalents (at beginning of period)	$27,779,666	$18,861,029
Cash and cash equivalents (at end of period)	$75,710,452	$8,546,279

Operating Activities

Net cash used in operating activities decreased to approximately $5.1 million for the six months ended June 30, 2026, as compared to approximately $5.7 million for the six months ended June 30, 2025, primarily due to a lower net loss, which was approximately $9.2 million for the six months ended June 30, 2026, as compared to approximately $33.2 million for the six months ended June 30, 2025. Net losses for the six months ended June 30, 2026 and 2025 include share-based compensation (non-cash expense) of $2.4 million and $26.6 million, respectively, and a change in fair value of warrant liability (non-cash expense) of $1.8 million and a gain of $131,300, respectively.

Investing Activities

Net cash used in investing activities increased to approximately $5.8 million for the six months ended June 30, 2026, as compared to approximately $4.6 million for the six months ended June 30, 2025, primarily due to higher exploration and evaluation expense during the six months ended June 30, 2026, as compared to the same period in 2025.

Financing Activities

Net cash provided by financing activities was approximately $58.9 million for the six months ended June 30, 2026, which includes the net proceeds of a public offering on May 4, 2026 of approximately $59.0 million partially offset by lease payments of $91,586. Net cash used by financing activities was approximately $26,000 for the six months ended June 30, 2025, primarily consists of cash proceeds from the exercise of stock options offset by lease payments.

Cash and cash equivalents

Our cash and cash equivalents balance was approximately $75.7 million as of June 30, 2026, as compared to $27.8 million as of December 31, 2025, The increase in cash is due primarily to the cash proceeds of the public placement financing that closed on May 4, 2026.

Private Placement Financing

On October 20 and October 27, 2025, we closed private placement financings to certain institutional and accredited investors consisting of an aggregate of 9,450,000 Common Units and 4,550,000 Pre-Funded Units. Each Common Unit was comprised of one Common Share of the Company and one Common Warrant. Each Pre-Funded Unit was comprised of one Pre-Funded Warrants and one Common Warrant. Each Common Unit was issued at a purchase price of $2.00, and each Pre-Funded Unit was issued at a purchase price of $1.999. The Pre-Funded Warrants have an exercise price of $0.001 per Common Share, are immediately exercisable and remain exercisable until exercised in full. The Common Warrants are immediately exercisable at an exercise price of $3.00 per Common Share and expire on October 20, 2030. On the closing of the private placements we issued 9,450,000 Common Shares, 14,000,000 Common Warrants and 4,550,000 Pre-Funded Warrants for gross proceeds of $27,997,460. We paid $1,989,008 in connection with the private placement of which $440,277 was allocated to the warrants in the consolidated statements of financial position and $633,638, related to warrant liability, were expensed to finance costs in the consolidated statements of loss and comprehensive loss. The grant date fair value of $8,918,500 allocated to the Common Warrants was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the calibrated volatility of comparable companies of 36.2%; risk-free interest rate of 2.62%, a stock price of $2.33 and an expected life of 5 years.

Public Offering

On May 4, 2026, the Company closed an underwritten Public Offering consisting of 7,000,000 Common Shares at a price of $2.50 per share and 18,300,000 Pre-funded Warrants at a price of $2.499 per pre-funded warrant. Each May 2026 Pre-funded Warrant is exercisable for one Common Share of the Company at an exercise price of $0.001 per common share, is immediately exercisable and remain exercisable until exercised in full. The Public Offering included the full exercise by the underwriters of their option to purchase an additional 3,300,000 Common Shares.. Gross proceeds of the Public Offering were $63,231,700. The Company incurred $4,272,721 in commissions and other offering expenses in connection with the Public Offering.

Plan of Operations

As noted above, the continuation of our current plan of operations requires us to raise significant amounts of additional capital.

We are a mineral exploration and development company, which began operations in October 2006. The Autazes Project has not yet commenced commercial extraction, processing, sale, or distribution of potash ore. Accordingly, we have not generated any revenues as of the date hereof and we do not expect to realize profits in the short term. Our plan of operations for the next few years includes, subject to securing sufficient funds, commencing primary construction of the infrastructure of the Autazes Project. We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of our plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing plan of operations.

These circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations and Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $18,895,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $8,646,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in the our condensed interim consolidated financial statements.

See also Note 20 of the Company's audited consolidated financial statements for the year ended December 31, 2025 for the terms of various option and off-take agreements.

Contingencies

Certain conditions may exist as of the date our consolidated financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we, in consultation with our legal counsel as appropriate, evaluate the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought in connection therewith. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued on our financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of the possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed on our financial statements unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

On July 16, 2026, the Company become aware, through publicly available court records, that the Brazilian Federal Public Defender’s Office (Defensoria Pública da União), acting on behalf of certain indigenous organizations opposed to the Project, has filed a Suspensão de Tutela Provisória (an application to suspend provisional relief) directly with the President of the Brazilian Supreme

Federal Court (Supremo Tribunal Federal). Although the Company has not yet been formally served with the filing, it voluntarily appeared in the proceeding and submitted its response. The application does not constitute a new lawsuit and does not introduce any new allegations or new underlying facts. The application is a procedural request within the scope of an existing Public Civil Action that was originally filed by the Brazilian Federal Public Prosecutor’s Office in December 2016 and has been the subject of extensive litigation over the past several years. The application seeks to overturn the recent decisions of the Federal Regional Court of the First Region that were issued in favor of the Company and the Indigenous Mura Council (Conselho Indígena Mura), and to suspend installation activities related to the Project. Subsequent to the filing, the Office of the Prosecutor General (Procuradoria-Geral da República, or "PGR") issued an opinion recommending that the application not be admitted on procedural grounds. The Company expects it will be successful in the motion but the outcome of the proceedings cannot be determined.

Off-Balance Sheet Arrangements

We did not have any during the six months ended June 30, 2026 or year ended December 31, 2025, and we do not currently have, any off-balance sheet arrangements.

TREND INFORMATION

Impact of any Business Disruptions on our Business Operations

Our operations could be significantly adversely affected by the effects of unpredictable and unforeseen events, such as extreme weather conditions, acts of God, epidemics or pandemics, and other natural or manmade disasters and business interruptions, and the related economic consequences.

We cannot accurately predict the impact any such business disruptions will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate duration and impact of any such business disruptions. For example, a significant outbreak of a contagious disease in the human population, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect our operations and our ability to finance our operations.

On July 16, 2026, the Company has become aware, through publicly available court records, that the Brazilian Federal Public Defender’s Office (Defensoria Pública da União), acting on behalf of certain indigenous organizations opposed to the Autazes Project, had filed a Suspensão de Tutela Provisória (an application to suspend provisional relief) directly with the President of the Brazilian Supreme Federal Court (Supremo Tribunal Federal). Although the Company has not yet been formally served with the filing, it voluntarily appeared in the proceeding and submitted its response.

The application does not constitute a new lawsuit and does not introduce any new allegations or new underlying facts. It is a procedural request within the scope of an existing Public Civil Action that was originally filed by the Brazilian Federal Public Prosecutor’s Office in December 2016 and has been the subject of extensive litigation over the past several years. The application seeks to overturn recent decisions of the Federal Regional Court of the First Region that were issued in favor of the Company and the Indigenous Mura Council (Conselho Indígena Mura), and to suspend installation activities related to the Autazes Project. Subsequent to the filing, the Office of the Prosecutor General (Procuradoria-Geral da República, or "PGR") issued an opinion recommending that the application not be admitted on procedural grounds.

On August 11, 2026, the Company announced that the TRF-1 (the Federal Regional Court of the 1st Region) reaffirmed the Mura consultation process was properly conducted, the Amazon State Environmental agency’s ("IPAAM") is the appropriate licensing authority, and the validity of the Autazes Project's environmental licenses remain in force. Further, deemed petitions filed by federal prosecutor are inadmissible for review by Brazil's Superior Court of Justice ("STJ") and Federal Supreme Court ("STF"), reinforcing the Autazes Project’s legal status.

The new decisions did not re-examine the merits of the 6th Panel's of the TRF-1 rulings. Rather, they prevented referral of the appeals to the STJ and STF for lack of the procedural requirements for admissibility, preserving the effectiveness of the decisions already issued by the Regional Court.

The decisions add to a series of favourable rulings the Company has obtained within the TRF-1 in respect of the Autazes Project, reflecting that the principal legal disputes related to environmental licensing and the Indigenous consultation process have been repeatedly reviewed and decided by the Regional Court.

Procedural measures provided for under Brazilian law, such as interlocutory appeals (agravos) against the inadmissibility decisions, may still be available to the parties. The Company cannot predict whether any further procedural measures will be pursued or their outcome. The Company nonetheless views the current scenario as a further important step toward establishing the legal status of the Autazes Project and the continuity of its development.

Going Concern

Our condensed interim consolidated financial statements as at and for the six months ended June 30, 2026, have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the ordinary course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

We incurred a net loss of approximately $9.2 million and $33.2 million for the six months ended June 30, 2026 and 2025, respectively, and, as of June 30, 2026, we had an accumulated deficit of approximately $207.3 million and working capital of approximately $74.6 million (including cash of approximately $75.7 million).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and during the year ended December 31, 2024, closed an initial public offering (the “IPO”) and commenced trading on the NYSE. Additionally, on October 20 and October 27, 2025, the Company closed a private placement financing and on May 4, 2026, closed a public offering.

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, the proceeds from our Regulation A Offering, and the proceeds from our IPO. Currently, we intend to finance our operations through additional equity and debt financings.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. However, there is no assurance that we will be successful in raising sufficient financing or achieving profitable operations to fund our operating expenses or future development of the Autazes Project. This raises substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities if we were unable to continue as a going concern. These adjustments may be material.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the our condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. Additionally, we strive to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions.

Critical accounting policies are those policies that reflect significant estimates or judgments about matters that are both inherently uncertain and material to our financial condition or results of operations. See Note 4 – Critical Judgments and Estimation Uncertainties to our consolidated financial statements for the years ended December 31, 2025 and 2024.

Recent Accounting Pronouncements

See Note 2 – Material Accounting Policies to the condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and 2025 included elsewhere in this Interim Report.

SHARE CAPITAL

As of August 13, 2026, we had 61,946,215 common shares issued and outstanding.

During the six months ended June 30, 2026, no RSUs were granted and 982,550 RSUs were exercised.

During the six months ended June 30, 2026, no DSUs were granted and 80,250 DSUs were exercised.

There was no option activity during the six months ended June 30, 2026.

RELATED PARTY TRANSACTIONS

Related Party Transactions

The following are summaries of transactions or agreements that we have entered into or participated in with related parties, since January 1, 2022, which we are required to disclose pursuant to applicable disclosure requirements of the SEC and applicable Canadian securities regulatory authorities.

Consulting Agreements with our Executives

We entered into consulting agreements with each of our executives (or a respective entity affiliated with such executive). For a description of the consulting agreements, see “Item 6.B. Compensation—Compensation of Senior Management and Directors—Executive Compensation—Consulting Agreements” in the 2025 Annual Report.

Equity Compensation Arrangements

We granted stock options to certain of our executives and directors under our Stock Option Plan and stock option agreements entered or to be entered into between us and such optionees. For a description of the stock options, our Stock Option Plan and the stock option agreements, see “Item 6.E. Share Ownership—Stock Option Plan” in our 2025 Annual Report.

We have granted DSUs to certain of our executives and directors under our Deferred Share Unit Plan. For a description of the DSUs and our Deferred Share Unit Plan, see “Item 6.E. Share Ownership—Deferred Share Unit Plan” in our 2025 Annual Report.

We will grant equity incentive awards to our executives and directors under our 2024 Incentive Compensation Plan and award agreements to be entered into between us and such recipients. For a description of such awards and our 2024 Incentive Compensation Plan, see “Item 6.E. Share Ownership—2024 Incentive Compensation Plan” in the 2025 Annual Report.

Indemnity Agreements with our Directors and Executives

We have entered into an indemnity agreement with each of our directors and executives, whereby we have agreed to indemnify such directors and executives against all expenses and liabilities incurred in such capacity to the fullest extent permitted by law, subject to limited exceptions. For information regarding limitations of liability and indemnification applicable to our directors and executives, see “Item 10.B. Memorandum and Articles of Association” in our 2025 Annual Report.

SUBSEQUENT EVENTS

On July 16, 2026, the Company has become aware, through publicly available court records, that the Brazilian Federal Public Defender’s Office (Defensoria Pública da União) acting on behalf of certain indigenous organizations opposed to the Autazes Project, has filed a Suspensão de Tutela Provisória (an application to suspend provisional relief) directly with the President of the Brazilian Supreme Federal Court (Supremo Tribunal Federal). The Company has not yet been formally served with the filing. The application is not a new lawsuit and does not introduce any new allegations or new underlying facts. It is a procedural request within the scope of an existing Public Civil Action that was originally filed by the Brazilian Federal Public Prosecutor’s Office in December 2016 and has been the subject of extensive litigation over the past several years. The application seeks to overturn recent decisions of the Federal Regional Court of the First Region that were issued in favor of the Company and the Indigenous Mura Council (Conselho Indígena Mura), and to suspend installation activities related to the Autazes Project.

ADDITIONAL INFORMATION.

Additional information relating to Brazil Potash, including our most recent annual and quarterly reports, are available on SEDAR+ at http://www.sedarplus.ca and on EDGAR at http://www.sec.gov/edgar